Exhibit 99.1

Sunlands Technology Group Announces Unaudited Third Quarter 2018

Financial Results

Net revenues increased by 95.8% year-over-year

Gross billings (non-GAAP) increased by 14.0% year-over-year

New student enrollments increased by 14.5% year-over-year

BEIJING, November 23, 2018 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operational Highlights

▪	Net revenues were RMB517.0 million (US$75.3 million), representing a 95.8% increase year-over-year.
▪	Gross billings (non-GAAP) were RMB755.8 million (US$110.0 million), representing a 14.0% increase year-over-year.
▪	Gross profit was RMB424.4 million (US$61.8 million), representing a 93.5% increase year-over-year.
▪

Net loss was RMB226.3 million (US$32.9 million), representing a 12.7% decrease year-over-year. Net loss margin, defined as net loss as a percentage of net revenue, decreased to 43.8% from 98.1% in the third quarter of 2017.

▪	The number of new student enrollments[1] was 120,241, representing a 14.5% increase year-over-year.
▪	As of September 30, 2018, the balance of our deferred revenue was RMB3,116.2 million (US$453.7 million).

Mr. Tongbo Liu, Chief Executive Officer of Sunlands, said, “We are pleased to report revenues in line with guidance in the third quarter as tens of thousands more students chose to study with Sunlands. We also significantly reduced the net loss margin as we continued to gain operating leverage. During the third quarter, we continued to optimize our sales and marketing initiatives to build brand awareness and attract more students to our platform. We expanded the number of free trial classes to enable prospective students to experience the quality of our teaching methods and become familiar with our online and mobile learning platform. Free trial classes consistently led to a higher conversion rate and continued to improve the productivity of our sales efforts. We will continue to expand this initiative in the coming quarters.”

“In the third quarter, we improved the average gross billings per student by introducing new offers that bundle value-added services such as AI-powered personalized study programs. Our students also continued to achieve STE pass rates significantly higher than the national average, demonstrating the benefits of using Sunlands’ learning approach. With industry-leading pass rates and a lower price point than traditional bricks-and-mortar tutorial institutions, we are confident that we can continue to improve our pricing power in the future.”

Mr. Steven Yipeng Li, Chief Financial Officer of Sunlands, said, “In the third quarter, we grew our net revenues by 95.8% year-over-year, mainly driven by strong growth in new student enrollments. We also continued to optimize our operations and marketing efforts to improve profitability. As a result, for the first time since the listing of our company, our net loss declined substantially, reflecting our progress towards profitability. In addition, our net loss as a percentage of net revenues dropped to 43.8% in the third quarter of 2018 from 98.1% for the same period in 2017. Looking forward, we plan to continue to invest in the development of quality educational content and our technology platform to continue to attract more students to our leading online one-to-many, live streaming platform.”

▪

[1] New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us).

Financial Results for the Third Quarter of 2018

Net Revenues

In the third quarter of 2018, our net revenues increased by 95.8% to RMB517.0 million (US$75.3 million) from RMB264.0 million in the third quarter of 2017. The increase was mainly driven by the growth in new student enrollments. The increase in new student enrollments was driven primarily by the continuous improvement the quality of our online content offerings, our technology platform, as well as our increased sales, branding and marketing efforts.

Cost of Revenues

Our cost of revenues increased by 107.2% from RMB44.7 million in the third quarter of 2017 to RMB92.7 million (US$13.5 million) in the third quarter of 2018. The increase was primarily due to the increase in compensation for our faculty members, which mainly included teachers and mentors, as we continued to retain existing faculty members and attract new faculty members.

Gross Profit

Our gross profit increased by 93.5% to RMB424.4 million (US$61.8 million) from RMB219.3 million in the third quarter of 2017.

Operating Expenses

In the third quarter of 2018, our operating expenses were RMB696.3 million (US$101.4 million), representing a 45.4% increase from RMB478.9 million in the third quarter of 2017.

Our sales and marketing expenses increased by 58.6% to RMB542.0 million (US$78.9 million) in the third quarter of 2018 from RMB341.7 million in the third quarter of 2017. The increase was mainly due to increases in (i) compensation paid to our sales and marketing personnel; and (ii) spending on branding and marketing activities, including investments in broadening our search engine and mobile application channels.

Our general and administrative expenses increased by 3.0% to RMB131.1 million (US$19.1 million) in the third quarter of 2018 from RMB127.3 million in the third quarter of 2017. The increase was mainly due to the increase in employee compensation, mainly as a result of hiring more talent to further strengthen our general IT infrastructure development capability.

Our product development expenses increased by 134.7% to RMB23.2 million (US$3.4 million) in the third quarter of 2018 from RMB9.9 million in the third quarter of 2017. The increase was primarily due to an increase in compensation paid to our course and educational content professionals and technology development personnel during the quarter.

Net Loss

Net loss for the third quarter of 2018 was RMB226.3 million (US$32.9 million), compared with RMB259.1 million in the third quarter of 2017.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB32.68 (US$4.76) in the third quarter of 2018.

Cash and Cash Equivalents and Short-term Investments

As of September 30, 2018, we had RMB1,278.7 million (US$186.2 million) of cash and cash equivalents and RMB1,088.2 million (US$158.4 million) of short-term investments, respectively, compared to RMB559.5 million of cash and cash equivalents and RMB353.1 million of short-term investments, respectively, as of December 31, 2017.

Deferred Revenue

As of September 30, 2018, we had deferred revenue of RMB3,116.2 million (US$453.7 million). Revenues related to our online courses are recognized on a straight-line basis over the service period. Deferred revenue consists of tuition fees received from students for which services have not yet been provided to students pursuant to the terms of those service contracts.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support our operations. Our capital expenditures were RMB10.3 million (US$1.5 million) in the third quarter of 2018, compared to RMB86.7 million in the third quarter of 2017.

Financial Results for the First Nine Months of 2018

Net Revenues

For the first nine months of 2018, our net revenues increased by 124.6% to RMB1,405.2 million (US$204.6 million) from RMB625.5 million in the first nine months of 2017.

Cost of Revenues

Our cost of revenues increased by 177.1% from RMB90.9 million in the first nine months of 2017 to RMB251.9 million (US$36.7 million) in the first nine months of 2018.

Gross Profit

Our gross profit increased by 115.7% to RMB1,153.3 million (US$167.9 million) from RMB534.6 million in the first nine months of 2017.

Operating Expenses

In the first nine months of 2018, our operating expenses were RMB1,972.9 million (US$287.3 million), representing a 91.6% increase from RMB1,029.6 million in the first nine months of 2017.

Our sales and marketing expenses increased by 94.5% to RMB1,622.7 million (US$236.3 million) from RMB834.5 million in the first nine months of 2017.

Our general and administrative expenses increased by 72.9% to RMB301.1 million (US$43.8 million) from RMB174.2 million in the first nine months of 2017.

Our product development expenses increased by 134.6% to RMB49.1 million (US$7.1 million) from RMB20.9 million in the first nine months of 2017.

Net Loss

Net loss for the first nine months of 2018 was RMB743.3 million (US$108.2 million), compared with RMB490.9 million in the first nine months of 2017.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB121.93 (US$17.75) in the first nine months of 2018.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support our operations. Our capital expenditures were RMB255.3 million (US$37.2 million) and RMB91.7 million in the first nine months of 2018 and 2017, respectively.

Outlook

For the fourth quarter of 2018, we currently expect net revenues to be between RMB540.0 million to RMB560.0 million, which would represent an increase of 56.7% to 62.5% year-over-year.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8680 to US$1.00, the effective noon buying rate for September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 28, 2018, or at any other rate.

Conference Call and Webcast

Sunlands' management team will host a conference call at 7:30am U.S. Eastern Time, (8:30pm Beijing/Hong Kong time) on November 23, 2018, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Canada toll free:	18556699657
Mainland China toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong:	+852-301-84992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sunlands Technology Group Call. Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at http://www.sunlands.investorroom.com/

A replay of the conference call will be available 1 hour after the end of the conference call until November 30, 2018.

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Canada toll free:	855-669-9658

Replay access code:	10126312

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation, amortization, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

This non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

For investor enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

For media enquiries, please contact:

Brunswick Group

Anqi Yang

Tel: +86 10 5960 8639

Email: Sunlands@brunswickgroup.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	559,459	1,278,659	186,176
Short-term investments	353,070	1,088,231	158,449
Prepaid expenses and other current assets	48,993	102,766	14,962
Amounts due from related parties	250,096	-	-
Deferred costs, current	55,073	132,667	19,317
Total current assets	1,266,691	2,602,323	378,904
Non-current assets
Property and equipment, net	525,288	561,046	81,690
Intangible assets, net	1,552	1,606	234
Deferred costs, non-current	43,187	102,872	14,978
Long-term investments	3,300	26,721	3,891
Other non-current assets	129,641	217,307	31,641

Total non-current assets	702,968	909,552	132,434
TOTAL ASSETS	1,969,659	3,511,875	511,338

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB223,298 and RMB235,431 as of
December 31, 2017 and September 30, 2018, respectively)	235,900	386,982	56,346
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs consilidatedrevenue,VIE without recourse without recourses to Sunlands Technology Group of RMB1,325,954 and
RMB1,691,050 as of December 31, 2017 and September 30, 2018, respectively)	1,325,954	1,691,050	246,222
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of RMB180,390
and nil as of December 31, 2017 and September 30, 2018,respectively)	240,390	61,540	8,960
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourses to Sunlands Technology Group of RMB nil as of December
31, 2017 and September 30, 2018)	-	7,500	1,092
Total current liabilities	1,802,244	2,147,072	312,620

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB784,474 and RMB1,425,175 as of December 31, 2017 and September 30, 2018, respectively)	784,474	1,425,175	207,509
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and RMB135 as of December 31, 2017 and September 30, 2018, respectively)	-	18,011	2,622
Long-term debt, non-current (including long-term debt, non-current of the consolidated
VIEs without recourses to Sunlands Technology Group of RMB nil as of December 31, 2017 and September 30, 2018)	-	52,500	7,644
Total non-current liabilities	784,474	1,495,686	217,775
TOTAL LIABILITIES	2,586,718	3,642,758	530,395

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	292,000	-	-
Series B convertible redeemable preferred shares	601,605	-	-
Series B+ convertible redeemable preferred shares	131,104	-	-
TOTAL MEZZANINE EQUITY	1,024,709	-	-

SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares (par value of US$0.00005, 1,000,000,000 shares authorized; 4,329,000 and nil shares issued and outstanding
as of December 31, 2017 and September 30, 2018, respectively)	1	-	-
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; nil and 1,818,383 shares issued as of December 31, 2017 and September 30, 2018, respectively; nil and 1,811,023 shares
outstanding as of December 31, 2017 and September 30, 2018, respectively)	-	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; nil and 826,389 shares issued and outstanding
as of December 31, 2017 and September 30, 2018, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; nil and 4,265,286 shares issued and outstanding
as of December 31, 2017 and September 30, 2018, respectively)	-	1	-
Treasury stock	-	-	-
Additional paid-in capital	289,674	2,418,074	352,078
Accumulated deficit	(1,922,748)	(2,666,103)	(388,192)
Accumulated other comprehensive (loss)/income	(8,759)	117,007	17,037
Total Sunlands Technology Group shareholders’ deficit	(1,641,832)	(131,020)	(19,077)
Noncontrolling interest	64	137	20
TOTAL SHAREHOLDERS’ DEFICIT	(1,641,768)	(130,883)	(19,057)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	1,969,659	3,511,875	511,338

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2017	2018
	RMB	RMB	US$
Net revenues	264,042	517,015	75,279
Cost of revenues	(44,706)	(92,653)	(13,491)
Gross profit	219,336	424,362	61,788

Operating expenses
Sales and marketing expenses	(341,686)	(542,032)	(78,921)
Product development expenses	(9,875)	(23,173)	(3,374)
General and administrative expenses	(127,295)	(131,133)	(19,093)
Total operating expenses	(478,856)	(696,338)	(101,388)
Loss from operations	(259,520)	(271,976)	(39,600)
Interest income	2,772	23,644	3,443
Other income, net	106	22,370	3,257
Loss before income tax expenses	(256,642)	(225,962)	(32,900)
Income tax expenses	-	-	-
Loss from equity method investments	(2,499)	(301)	(44)
Net loss	(259,141)	(226,263)	(32,944)

Less: Net loss attributable to noncontrolling interest	(16)	(482)	(70)

Net loss attributable to Sunlands Technology Group	(259,125)	(225,781)	(32,874)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(66.58)	(32.68)	(4.76)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	3,892,083	6,908,868	6,908,868

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2017	2018
	RMB	RMB	US$
Net loss	(259,141)	(226,263)	(32,944)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	17,016	58,340	8,494
Total comprehensive loss	(242,125)	(167,923)	(24,450)
Less: comprehensive loss attributable to noncontrolling
interest	(16)	(482)	(70)
Comprehensive loss attributable to Sunlands Technology
Group	(242,109)	(167,441)	(24,380)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(Amounts in thousands)

	For the Three Months Ended September 30,
	2017	2018
	RMB	RMB
Net revenues	264,042	517,015
Less: other revenues	(1,333)	(1,872)
Add: tax and surcharges	10,095	17,949
Add: ending deferred revenue	1,659,084	3,116,225
Less: beginning deferred revenue	(1,269,073)	(2,893,506)
Gross billings (non-GAAP)	662,815	755,811

Net loss	(259,141)	(226,263)
Add: income tax expenses	-	-
depreciation and amortization	2,172	6,493
Less: interest income	(2,772)	(23,644)
EBITDA (non-GAAP)	(259,741)	(243,414)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2017	2018
	RMB	RMB	US$
Net revenues	625,505	1,405,186	204,599
Cost of revenues	(90,885)	(251,861)	(36,672)
Gross profit	534,620	1,153,325	167,927

Operating expenses
Sales and marketing expenses	(834,481)	(1,622,730)	(236,274)
Product development expenses	(20,914)	(49,066)	(7,144)
General and administrative expenses	(174,174)	(301,078)	(43,838)
Total operating expenses	(1,029,569)	(1,972,874)	(287,256)
Loss from operations	(494,949)	(819,549)	(119,329)
Interest income	6,825	46,934	6,834
Other income, net	106	30,911	4,501
Loss before income tax expenses	(488,018)	(741,704)	(107,994)
Income tax expenses	-	-	-
Loss from equity method investments	(2,897)	(1,578)	(230)
Net loss	(490,915)	(743,282)	(108,224)

Less: Net (loss)/income attributable to noncontrolling interest	(58)	73	11

Net loss attributable to Sunlands Technology Group	(490,857)	(743,355)	(108,235)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(127.72)	(121.93)	(17.75)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	3,843,375	6,096,576	6,096,576

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands )

	For the Nine Months Ended September 30,
	2017	2018
	RMB	RMB	US$
Net loss	(490,915)	(743,282)	(108,224)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	17,016	125,766	18,312
Total comprehensive loss	(473,899)	(617,516)	(89,912)
Less: comprehensive (loss)/income attributable to noncontrolling
interest	(58)	73	11
Comprehensive loss attributable to Sunlands Technology
Group	(473,841)	(617,589)	(89,923)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2017	2018
	RMB	RMB
Net revenues	625,505	1,405,186
Less: other revenues	(3,953)	(6,264)
Add: tax and surcharges	22,219	49,900
Add: ending deferred revenue	1,659,084	3,116,225
Less: beginning deferred revenue	(727,569)	(2,110,428)
Gross billings (non-GAAP)	1,575,286	2,454,619

Net loss	(490,915)	(743,282)
Add: income tax expenses	-	-
depreciation and amortization	5,296	17,765
Less: interest income	(6,825)	(46,934)
EBITDA (non-GAAP)	(492,444)	(772,451)